April 3, 2015

VIA ELECTRONIC TRANSMISSION

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Henry Schein, Inc.

Form 10-K for the Fiscal Year Ended December 27, 2014

Filed February 11, 2015

File No. 0-27078

Dear Ms. Jenkins:

Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the Fiscal Year Ended December 27, 2014 filed with the Commission on February 11, 2015 (the “2014 Form 10-K”) by Henry Schein, Inc. (the “Company”), in your letter dated March 10, 2015 (the “Comment Letter”).

I am writing to respond, on behalf of the Company, to the comments contained in the Comment Letter. For your convenience, your comments are set forth in this letter, followed by the Company’s response. References in the response below in this letter to “we”, “our”, “us” or similar phrases refer to the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36
2014 Compared to 2013, page 44
Gross Profit, page 45
Selling, General and Administrative, page 45

1. In future filings, please disclose with quantification the underlying business reasons for changes between periods in the dollar amounts of gross profit and selling, general and administrative expenses. Please similarly revise your disclosures for each segment as well. Please provide us your proposed disclosure revisions for 2014 as compared to 2013.

We confirm that we will comply with the above request in our future filings beginning with our Form 10-Q  for the fiscal quarter ended March 26, 2015.  In the paragraphs below, we have modified existing disclosures and added new disclosures to provide quantifiable business reasons for changes in the dollar amounts of gross profit and selling, general and administrative expenses including revised disclosures for each of our segments. For ease of review, we have italicized the changes to the disclosure in the 2014 Form 10-K.

Gross Profit

Gross profit and gross margins for 2014 and 2013 by segment and in total were as follows (in thousands):

		Gross		Gross	Increase
	2014	Margin %	2013	Margin %	$	%
Health care distribution	$2,680,190	26.7%	$2,451,334	26.5%	$228,856	9.3%
Technology and value-added services	231,125	66.2	204,680	64.0	26,445	12.9
Total	$2,911,315	28.1	$2,656,014	27.8	$255,301	9.6

Gross profit increased $255.3 million, or 9.6%, for the year ended December 27, 2014 compared to the prior year period.  As a result of different practices of categorizing costs associated with distribution networks throughout our industry, our gross margins may not necessarily be comparable to other distribution companies.  Additionally, we realize substantially higher gross margin percentages in our technology segment than in our health care distribution segment.  These higher gross margins result from being both the developer and seller of software products and services, as well as certain financial services. The software industry typically realizes higher gross margins to recover investments in research and development.

Within our health care distribution segment, gross profit margins may vary from one period to the next.  Changes in the mix of products sold as well as changes in our customer mix have been the most significant drivers affecting our gross profit margin.  For example, sales of pharmaceutical products are generally at lower gross profit margins than other products.  Conversely, sales of our private label products achieve gross profit margins that are higher than average.  With respect to customer mix, sales to our large-group customers are typically completed at lower gross margins due to the higher volumes sold as opposed to the gross margin on sales to office-based practitioners who normally purchase lower volumes at greater frequencies.

Health care distribution gross profit increased $228.9 million, or 9.3%, for the year ended December 27, 2014 compared to the prior year period.  Health care distribution gross profit margin increased to 26.7% for the year ended December 27, 2014 from 26.5% for the comparable prior year period.  The slight overall increase in our health care distribution gross profit margin reflects stable margins in each of the segment’s operating units.  Acquisitions accounted for $161.5 million of our gross profit increase within our health care distribution segment for the year ended December 27, 2014 compared to the prior year period.  The remaining increase of $67.4 million in our healthcare distribution segment gross profit was attributable to a $95.5 million gross profit increase from our growth in internally generated revenue, partially offset by a $28.1 million gross profit decrease related to a slight decline in the gross margin rate primarily due to lower margins on our dental equipment and animal health sales.

Technology and value-added services gross profit increased $26.4 million, or 12.9%, for the year ended December 27, 2014 compared to the prior year period. Technology and value-added services gross profit margin increased to 66.2% for the year ended December 27, 2014 from 64.0% for the comparable prior year period, primarily due to changes in the product sales mix. Acquisitions accounted for $8.7 million of our gross profit increase within our technology and value-added segment for the year ended December 27, 2014 compared to the prior year period. The remaining increase of $17.7 million in our technology and value-added segment gross profit was attributable to a $12.1 million gross profit increase from our growth in internally generated revenue and a $5.6 million gross profit increase related to the gross margin rate primarily due to changes in the product sales mix and higher margins on our electronic services revenues.

Selling, General and Administrative

Selling, general and administrative expenses by segment and in total for 2014 and 2013 were as follows (in thousands):

		% of		% of
		Respective		Respective	Increase
	2014	Net Sales	2013	Net Sales	$	%
Health care distribution	$2,068,419	20.6%	$1,860,670	20.1%	$207,749	11.2%
Technology and value-added services	127,754	36.6	118,290	37.0	9,464	8.0
Total	$2,196,173	21.2	$1,978,960	20.7	$217,213	11.0

Selling, general and administrative expenses increased $217.2 million, or 11.0%, for the year ended December 27, 2014 from the comparable prior year period.  The increase in selling, general and administrative expenses within our health care distribution segment for the year ended December 27, 2014 as compared to the prior year period was attributable to $145.8 million resulting from acquisitions and $62.0 million of additional costs primarily due to additional payroll costs.  The increase in selling, general and administrative expenses within our technology and value-added segment for the year ended December 27, 2014 as compared to the prior year period was attributable to $5.6 million resulting from acquisitions and $3.8 million of additional costs primarily due to additional payroll costs. As a percentage of net sales, selling, general and administrative expenses increased to 21.2% from 20.7% for the comparable prior year period.

As a component of total selling, general and administrative expenses, selling expenses increased $118.6 million, or 9.3%, for the year ended December 27, 2014 from the comparable prior year period.  As a percentage of net sales, selling expenses increased to 13.4% from 13.3% for the comparable prior year period.

As a component of total selling, general and administrative expenses, general and administrative expenses increased $98.6 million, or 13.9%, for the year ended December 27, 2014 from the comparable prior year period.  As a percentage of net sales, general and administrative expenses increased to 7.8% from 7.4% for the comparable prior year period.

Quantitative and Qualitative Disclosures About Market Risk, page 59

2. You discuss your exposure to changes in foreign currency associated with your foreign currency exchange agreements. As it appears you also may have exposure to changes in foreign currency rates with respect to your investments in foreign subsidiaries and with respect to changes in interest rates associated with your variable rate accounts receivable securitization, please revise future filings to include the disclosures outlined in Item 305(a)(1) of Regulation S-K with respect to each of these additional risks. Please provide us your proposed disclosures.

We confirm that we will comply with the above request for this annual disclosure in our future filings beginning with our Form 10-K filing for the year ending December 26, 2015.  In the paragraphs below, we have modified existing disclosures and added new disclosures that discuss our exposure to changes in foreign currency rates as well as the impact of changes in the hypothetical interest rates associated with our variable interest rate debt.  For ease of review, we have italicized the changes to the disclosure in the 2014 Form 10-K.

ITEM 7A.  Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks as well as changes in foreign currency exchange rates as measured against the U.S. dollar and each other, and changes to the credit markets.  We attempt to minimize these risks by primarily using foreign currency forward contracts and by maintaining counter-party credit limits.  These hedging activities provide only limited protection against currency exchange and credit risks.  Factors that could influence the effectiveness of our hedging programs include currency markets and availability of hedging instruments and liquidity of the credit markets.  All foreign currency forward contracts that we enter into are components of hedging programs and are entered into for the sole purpose of hedging an existing or anticipated currency exposure.  We do not enter into such contracts for speculative purposes and we manage our credit risks by diversifying our investments, maintaining a strong balance sheet and having multiple sources of capital.

Foreign Currency Agreements

The value of certain foreign currencies as compared to the U.S. dollar and the value of certain underlying functional currencies of the Company, including its foreign subsidiaries, may affect our financial results.   Fluctuations in exchange rates may positively or negatively affect our revenues, gross margins, operating expenses and retained earnings, all of which are expressed in U.S. dollars.  Where we deem it prudent, we engage in hedging programs using primarily foreign currency forward contracts aimed at limiting the impact of foreign currency exchange rate fluctuations on earnings.  We purchase short-term (i.e., 18 months or less) foreign currency forward contracts to protect against currency exchange risks associated with intercompany loans due from our international subsidiaries and the payment of merchandise purchases to foreign suppliers.  We do not hedge the translation of foreign currency profits into U.S. dollars, as we regard this as an accounting exposure, not an economic exposure.  A hypothetical 5% change in the average value of the U.S. dollar in 2014 compared to foreign currencies would have changed the Company’s 2014 reported Net income attributable to Henry Schein, Inc. by approximately $6.9 million.

As of December 27, 2014, we have foreign currency exchange agreements denominated in multiple currencies for the Company, including its foreign subsidiaries, which expire through July 29, 2015, which include a mark-to-market gain of $1.2 million as determined by quoted market prices.  A hypothetical 5% change in the value of the U.S. dollar would change the notional value of our foreign currency exchange agreements by a reduction $0.1 million.

Quantitative and Qualitative Disclosures About Market Risk, page 59 (continued)

Short-Term Investments

We limit our credit risk with respect to our cash equivalents, short-term investments and derivative instruments, by monitoring the credit worthiness of the financial institutions who are the counter-parties to such financial instruments.  As a risk management policy, we limit the amount of credit exposure by diversifying and utilizing numerous investment grade counter-parties.

Variable Interest Rate Debt

As of December 27, 2014, we have variable interest rate exposure for certain of our revolving credit facilities and our U.S. trade accounts receivable securitization.

Our revolving credit facility which we entered into on September 12, 2014 and expires on September 22, 2019, has an interest rate that is based on the U.S. Dollar LIBOR plus a spread based on our leverage ratio at the end of each financial reporting quarter.  As of December 27, 2014, there was no balance outstanding under this revolving credit facility.  During the year ended December 27, 2014, the average outstanding balance under this revolving credit facility was approximately $152 million.  Based upon our average outstanding balance for this revolving credit facility, for each hypothetical increase of 25 basis points, our interest expense thereunder would increase by $0.4 million.

Our U.S trade accounts receivable securitization, which we entered into on April 17, 2013 and which expires on April 15, 2017, has an interest rate that is based upon the average asset-backed commercial paper rate of 20 basis points plus 75 basis points.  As of December 27, 2014, we had an outstanding balance of $150.0 million under this securitization facility.  During the year ended December 27, 2014, the average outstanding balance under this securitization facility was approximately $277 million.  Based upon our average outstanding balance for this securitization facility, for each hypothetical increase of 25 basis points, our interest expense thereunder would increase by $0.7 million.

Financial Statements and Supplementary Data, page 60
Note 7.  Comprehensive Income, page 79

3. During the fiscal year ended December 27, 2014, you recorded in comprehensive income a foreign currency translation loss of $157,698. Please revise the notes to your financial statements in future filings to disclose the nature and timing of the facts or circumstances that resulted in this significant translation loss. Please also discuss the changes in foreign currency rates and the related foreign operations which related to this significant translation loss. Please provide us your proposed disclosures.

We confirm that we will comply with the above request in our future filings beginning with our Form 10-Q for the fiscal quarter ended March 26, 2015.  In the paragraph and table below, which will be disclosed below the table that summarizes the components of the Company’s comprehensive income, we have added a discussion of the components of our foreign currency translation loss related to our foreign operations along with the significant currencies that comprised such loss during the year ended December 27, 2014.

During the year ended December 27, 2014, we recognized as a component of our comprehensive income, a foreign currency translation loss of $157,698 due to changes in foreign exchange rates from the beginning of the fiscal year to the end of the fiscal year. Our financial statements are denominated in the U.S. Dollar currency.  Fluctuations in the value of foreign currencies as compared to the U.S. Dollar may have a significant impact on our comprehensive income.  The foreign currency translation loss during the year ended December 27, 2014 was impacted by changes in foreign currency exchange rates as follows:

		FX Rate into USD
Currency	Foreign Currency Translation Loss for the Year Ended December 27, 2014	December 27, 2014	December 28, 2013
Euro	$93,882	1.22	1.37
British Pound	19,150	1.56	1.64
Australian Dollar	15,710	0.81	0.88
Swiss Franc	7,154	1.01	1.12
Polish Zloty	7,135	0.28	0.33
Canadian Dollar	6,891	0.86	0.93
All other currencies	7,776
Total	$157,698

Finally, we acknowledge that:

•	Henry Schein, Inc. is responsible for the adequacy and accuracy of its disclosures in its filings;

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Henry Schein, Inc. may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this response, please contact me at (631) 843-5915.

Sincerely,

/s/ Steven Paladino
Steven Paladino
Executive Vice President
and Chief Financial Officer